UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: November 6, 2006

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its Charter)

Unit 2, 7th Floor

Bupa Centre

141 Connaught Road West

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).    Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Item 1 – Information Contained in this Form 6-K Report

The following documents are filed with reference to and hereby incorporated by reference into the Registration Statement on Form F-3 (Registration No. 333-137051) of Seaspan Corporation, filed with the Securities and Exchange Commission on September 1, 2006.

1.1	Form of Underwriting Agreement

5.1	Opinion of Dennis J. Reeder, Reeder & Simpson, P.C., Marshall Islands Counsel to Seaspan Corporation, as to the validity of the securities being issued

8.1	Opinion of Vinson & Elkins L.L.P., United States Counsel to Seaspan Corporation, with respect to certain tax matters

8.2	Opinion of Dennis J. Reeder, Reeder & Simpson, P.C., Marshall Islands Counsel to Seaspan Corporation, with respect to certain tax matters

8.3	Opinion of Bull, Housser & Tupper LLP, Canadian Counsel to Seaspan Corporation, with respect to certain tax matters

23.2	Consent of Vinson & Elkins L.L.P. (included in Exhibit 8.1)

23.3	Consent of Dennis J. Reeder, Reeder & Simpson, P.C., Marshall Islands Counsel to Seaspan Corporation (included in Exhibits 5.1 and 8.2)

23.4	Consent of Bull, Housser & Tupper LLP, Canadian Counsel to Seaspan Corporation (included in Exhibit 8.3)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: November 6, 2006	By:	/S/ KEVIN M. KENNEDY
Kevin M. Kennedy
Chief Financial Officer

Exhibit 1.1

Seaspan Corporation

10,000,000 Shares

Plus an option to purchase from the Company up to

1,500,000 additional Shares to cover over-allotments

Common Shares

($.01 par value)

Underwriting Agreement

New York, New York

November 2, 2006

Citigroup Global Markets Inc.

Merrill Lynch, Pierce, Fenner & Smith Incorporated

As Representatives of the several Underwriters,

c/o Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

Ladies and Gentlemen:

Seaspan Corporation, a corporation organized under the laws of the Republic of the Marshall Islands (the “Company”), proposes to sell to the several underwriters named in Schedule II hereto (the “Underwriters”), for whom you (the “Representatives”) are acting as representatives, the number of Common Shares, $.01 par value set forth in Schedule I hereto (the “Common Shares”) of the Company (said shares to be issued and sold by the Company being hereinafter called the “Underwritten Securities”). The Company also proposes to grant to the Underwriters an option to purchase up to the number of additional Common Shares set forth in Schedule I hereto to cover over-allotments (the “Option Securities”; the Option Securities, together with the Underwritten Securities, being hereinafter called the “Securities”). To the extent there are no additional Underwriters listed on Schedule II other than you, the term Representatives as used herein shall mean you, as Underwriters, and the terms Representatives and Underwriters shall mean either the singular or plural as the context requires. Any reference herein to the Registration Statement, the Basic Prospectus, any Preliminary Final Prospectus or the Final Prospectus shall be deemed to refer to and include the documents incorporated by reference therein pursuant to Item 6 of Form F-3 which were filed under the Exchange Act on or before the Effective Date of the Registration Statement or the issue date of the Basic Prospectus, any Preliminary Final Prospectus or the Final Prospectus, as the case may be; and any reference herein to the terms “amend,” “amendment” or “supplement” with respect to the Registration Statement, the Basic Prospectus, any Preliminary Final Prospectus or the Final Prospectus shall be deemed to refer to and include the filing of any document under the Exchange Act after the

Effective Date of the Registration Statement or the issue date of the Basic Prospectus, any Preliminary Final Prospectus or the Final Prospectus, as the case may be, deemed to be incorporated therein by reference. Certain terms used herein are defined in Section 20 hereof.

1. Representations and Warranties. The Company represents and warrants to, and agrees with, each Underwriter as set forth below in this Section 1.

(a) The Company meets the requirements for use of Form F-3 under the Act and has prepared and filed with the Commission a registration statement (the file number of which is set forth in Schedule I hereto) on Form F-3, including a related basic prospectus, for registration under the Act of the offering and sale of the Securities. Such Registration Statement, including any amendments thereto filed prior to the Execution Time, has become effective. The Company may have filed with the Commission, as part of an amendment to the Registration Statement or pursuant to Rule 424(b), one or more Preliminary Final Prospectuses, each of which has previously been furnished to you. The Company will file with the Commission a final prospectus supplement relating to the Securities in accordance with Rule 424(b). As filed, such final prospectus supplement shall contain all information required by the Act and the rules thereunder, and, except to the extent the Representatives shall agree in writing to a modification, shall be in all substantive respects in the form furnished to you prior to the Execution Time or, to the extent not completed at the Execution Time, shall contain only such specific additional information and other changes (beyond that contained in the Basic Prospectus and any Preliminary Final Prospectus) as the Company has advised you, prior to the Execution Time, will be included or made therein. The Registration Statement, at the Execution Time, meets the requirements set forth in Rule 415(a)(1)(x).

It is understood that the form of prospectus to be used in connection with the offering and sale of the Securities shall have a Canadian “wrap-around” for purposes of distribution to Canadian Persons.

(b) On the Effective Date, the Registration Statement did, and when the Final Prospectus is first filed (if required) in accordance with Rule 424(b) and on the Closing Date (as defined herein) and on any date on which Option Securities are purchased, if such date is not the Closing Date (a “settlement date”), the Final Prospectus (and any supplement thereto) will, comply in all material respects with the applicable requirements of the Act and the Exchange Act and the respective rules thereunder; on each Effective Date and at the Execution Time, the Registration Statement did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading; and on the date of any filing pursuant to Rule 424(b) and on the Closing Date and any settlement date, the Final Prospectus (together with any supplement thereto) will not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the Company makes no representations or warranties as to the information contained in or omitted from the Registration Statement or the Final Prospectus (or any supplement thereto) in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter through the Representatives specifically for inclusion in the Registration Statement or the Final Prospectus (or any supplement thereto), it being understood and agreed that the only such information furnished by or on behalf of any Underwriters consists of the information described as such in Section 8 hereof.

(c) The Disclosure Package when taken together as a whole, does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The preceding sentence does not apply to statements in or omissions from the Disclosure Package based upon and in conformity with written information furnished to the Company by any Underwriter through the Representatives specifically for use therein, it being understood and agreed that the only such information furnished by or on behalf of any Underwriter consists of the information described as such in Section 8 hereof.

(d) (i) At the earliest time after the filing of the Registration Statement that the Company or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) of the Act and (ii) as of the Execution Time (with such date being used as the determination date for purposes of this clause (ii)), the Company was not and is not an Ineligible Issuer (as defined in Rule 405), without taking account of any determination by the Commission pursuant to Rule 405 that it is not necessary that the Company be considered an Ineligible Issuer.

(e) Each Issuer Free Writing Prospectus does not include any information that conflicts with the information contained in the Registration Statement, including any document incorporated therein and any prospectus supplement deemed to be a part thereof that has not been superseded or modified. The foregoing sentence does not apply to statements in or omissions from the Disclosure Package based upon and in conformity with written information furnished to the Company by any Underwriter through the Representatives specifically for use therein, it being understood and agreed that the only such information furnished by or on behalf of any Underwriter consists of the information described as such in Section 8 hereof.

(f) The Company has been duly incorporated and is an existing corporation in good standing under the laws of the Republic of the Marshall Islands, with full corporate power and authority to own or lease, as the case may be, and to operate its properties and conduct its business in all material respects as described in the Disclosure Package and the Final Prospectus; and the Company is duly qualified to do business as a foreign corporation in good standing in all other jurisdictions in which its ownership or leasing of property or the conduct of its business requires such qualification, except where the failure so to register or qualify would not reasonably be expected to have a Material Adverse Effect. “Material Adverse Effect,” as used throughout this Agreement, means a material adverse effect on the condition (financial or otherwise), results of operations, earnings, business, properties or assets or prospects of the Company, whether or not arising from transactions in the ordinary course of business, except as set forth in or contemplated in the Disclosure Package and the Final Prospectus (exclusive of any supplement thereto).

(g) There are no restrictions on subsequent transfers of the Securities under the laws of the Republic of the Marshall Islands.

(h) The Company’s authorized equity capitalization is as set forth in the Disclosure Package and the Final Prospectus; the capital stock of the Company conforms in all material respects to the description thereof contained in the Disclosure Package and the Final Prospectus; the outstanding Common Shares and Subordinated Shares have been duly and validly authorized and issued and are fully paid and nonassessable; the Securities have been duly and validly authorized, and, when delivered to and paid for by the Underwriters pursuant to this Agreement, will conform in all material respects to the descriptions thereof contained in the Disclosure Package and the Final Prospectus and will be validly issued, fully paid and nonassessable; the Securities are duly listed, and admitted and authorized for trading, subject to official notice of issuance and evidence of satisfactory distribution, on the New York Stock Exchange; the certificates for the Securities are in valid and sufficient form; the holders of outstanding shares of capital stock of the Company are not entitled to preemptive or other rights to subscribe for the Securities; and, except as set forth in the Disclosure Package and the Final Prospectus (exclusive of any supplement thereto), no options, warrants or other rights to purchase, agreements or other obligations to issue, or rights to convert any obligations into or exchange any securities for, shares of capital stock of or ownership interests in the Company are outstanding.

(i) To the best of the Company’s knowledge, there is no franchise, agreement, contract, indenture or other document or instrument of a character required to be described in the Registration Statement or the Final Prospectus, or to be filed as an exhibit thereto, which is not described or filed as required.

(j) This Agreement has been duly authorized, validly executed and delivered by the Company.

(k) The Company is not and, after giving effect to the offering and sale of the Securities and the application of the proceeds thereof as described in the Final Prospectus, will not be an “investment company” as defined in the Investment Company Act of 1940, as amended.

(l) No consent, approval, authorization, filing with or order (“Consent”) of any court or governmental agency or body in the United States, the Republic of the Marshall Islands or any other foreign jurisdiction, including, without limitation, the International Maritime Organization (the “IMO”), is required in connection with the transactions contemplated herein, except (i) such as have been obtained under the Act; (ii) such as may be required under the securities laws of Canada or the blue sky laws of any jurisdiction in connection with the purchase and distribution of the Securities by the Underwriters in the manner contemplated herein and in the Disclosure Package and the Final Prospectus; (iii) such Consents that have been, or prior to the Closing Date will be, obtained; (iv) such Consents that, if not obtained, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or materially impair the ability of the Company to perform its obligations under this Agreement or the

Operative Agreements (as defined herein); and (v) such Consents that are not customarily obtained or made prior to the consummation of transactions such as those contemplated by this Agreement and the Operative Agreements, which (A) if not obtained on or prior to the Closing Date, would not, individually or in the aggregate, have a material adverse effect on the operation of the Company’s business and (B) are expected in the reasonable judgment of the Company to be obtained in the ordinary course of business subsequent to the consummation of the transactions.

(m) The Company is not (i) in violation of any provision of its charter or bylaws, or similar organizational documents; (ii) in violation or in default under (and no event that, with notice or lapse of time or both, would constitute such a default has occurred or is continuing under) the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement or instrument to which it is a party or bound or to which its property is subject; or (iii) in violation of any statute, law, rule, regulation, judgment, order or decree of any court, regulatory body, administrative agency, governmental body, arbitrator or other authority including, without limitation, the IMO, having jurisdiction over the Company or any of its properties, as applicable, which default or violation, in the case of clause (ii) or (iii), would, if continued, reasonably be expected to have a Material Adverse Effect, or materially impair the ability of the Company to perform its obligations under this Agreement or the Operative Agreements (as defined herein).

(n) Neither the issue and sale of the Securities nor the consummation of any other of the transactions herein contemplated nor the fulfillment of the terms hereof will (i) conflict with, or result in a violation of, the charter or by-laws of the Company, (ii) conflict with, or result in a breach or violation of, the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which the Company is a party or bound or to which its property is subject; (iii) violate any statute, law, rule, regulation, judgment, order or decree applicable to the Company of any court, regulatory body, administrative agency, governmental body, arbitrator or other authority, including the IMO, having jurisdiction over the Company or any of its properties; or (iv) result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company, which conflicts, breaches, violations, defaults or liens, in the case of clauses (ii), (iii) or (iv), would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(o) No holders of securities of the Company have current rights to the registration of such securities under the Registration Statement.

(p) The combined historical financial statements included in the Preliminary Final Prospectus, the Final Prospectus and the Registration Statement present fairly in all material respects the financial condition, results of operations and cash flows of the entities purported to be shown thereby on the basis stated therein as of the dates and for the periods indicated, comply as to form in all material respects with the applicable accounting requirements of the Act and have been prepared in conformity with U.S. generally accepted accounting principles applied on a consistent basis throughout the periods involved (except as otherwise noted therein). The selected financial data set forth under the caption “Selected Historical Combined Financial and Operating Data” in the Preliminary Final Prospectus, the Final Prospectus and Registration Statement fairly present, on the basis stated in the Preliminary Final Prospectus, the Final Prospectus and the Registration Statement, the information included therein. The forward-looking statements contained under the captions “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Preliminary Final Prospectus and the Final Prospectus reflect the Company’s good faith beliefs and/or estimates with respect to the matters described in such statements and are based upon (A) the Company’s analysis of such factors as it deemed relevant to such statements and (B) such assumptions as the Company deemed reasonable with respect to such statements.

(q) No action, suit or proceeding by or before any court or governmental agency, authority or body, including the IMO, or any arbitrator involving the Company or its property is pending or, to the best knowledge of the Company, threatened that (i) would reasonably be expected to have a material adverse effect on the performance of this Agreement or the consummation of any of the transactions contemplated hereby or (ii) would reasonably be expected to have a Material Adverse Effect, except as set forth in or contemplated in the Disclosure Package and the Final Prospectus (exclusive of any supplement thereto).

(r) On or as of the Closing Date, the Company will own, lease, possess or otherwise have the right to all such assets as are necessary to the conduct of its operations as described in the Preliminary Final Prospectus and the Final Prospectus.

(s) KPMG LLP, who have audited certain financial statements and delivered their report with respect to the audited predecessor combined financial statements included in the Preliminary Final Prospectus and the Final Prospectus, were and are the independent registered public accounting firm with respect to the Company within the meaning of the Act and the applicable published rules and regulations thereunder.

(t) There are no documentary, stamp or other issuance or transfer taxes or duties or similar fees or charges under U.S. Federal law or the laws of any U.S. state, the Republic of the Marshall Islands, Canada or Hong Kong, or any political subdivision of any thereof, required to be paid in connection with the execution and delivery of this Agreement or the issuance by the Company of the Securities, or the sale and delivery by the Company of the Securities to or for the respective accounts of the Underwriters or the sale and delivery by the Underwriters of the Securities to the initial purchasers thereof.

(u) The Company has filed all foreign, United States federal, state and local tax returns that are required to be filed or has requested extensions thereof (except in any case in which the failure so to file would not reasonably be expected to have a Material Adverse Effect, except as set forth in or contemplated in the Disclosure Package and the Final Prospectus (exclusive of any supplement thereto)) and has paid all taxes required to be paid by it and any other assessment, fine or penalty levied against it, to the extent that any of the foregoing is due and payable, except for any such assessment, fine or penalty that is currently being contested in good faith and as to which the Company has set aside adequate reserves in accordance with U.S. generally accepted accounting principles or as would not reasonably be expected to have a Material Adverse Effect, except as set forth in or contemplated in the Disclosure Package and the Final Prospectus (exclusive of any supplement thereto).

(v) No labor problem or dispute with the employees of the Company, Seaspan Management Services Limited (the “Manager”), Seaspan Ship Management Ltd. (the “Ship Manager”), Seaspan Crew Management Ltd. or Seaspan Advisory Services Limited (the “Advisor”) exists or, to the knowledge of the Company, is threatened or imminent, and the Company is not aware of any existing or imminent labor disturbance by the employees of any of its or the Manager’s principal suppliers, contractors or customers, that would reasonably be expected to have a Material Adverse Effect, except as set forth in or contemplated in the Disclosure Package and the Final Prospectus (exclusive of any supplement thereto).

(w) The Company is insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are reasonably adequate and customary in the businesses in which it is engaged; all policies of insurance and fidelity or surety bonds insuring the Company or its businesses, assets, employees, officers and directors are in full force and effect; the Company is in compliance with the terms of such policies and instruments in all material respects; and there are no claims by the Company under any such policy or instrument as to which any insurance company or other institution is denying liability or defending under a reservation of rights clause; the Company has not been refused any insurance coverage sought or applied for; and the Company has no reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not reasonably be expected to have a Material Adverse Effect, except as set forth in or contemplated in the Disclosure Package and the Final Prospectus (exclusive of any supplement thereto).

(x) The Company possesses all licenses, certificates, permits and other authorizations (“Permits”) issued by the appropriate federal, state or foreign regulatory authorities necessary to conduct its businesses in the manner described in the Disclosure Package and the Final Prospectus, subject to such qualifications as may be set forth in the Disclosure Package and the Final Prospectus and except for those permits that if not obtained, would not reasonably be expected to have a Material Adverse Effect; and the Company has not received any notice of proceedings relating to the revocation or modification of any such Permit which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would have a Material Adverse Effect, except as set forth in or contemplated in the Disclosure Package and the Final Prospectus (exclusive of any supplement thereto).

(y) The Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company’s internal controls over financial reporting are effective and the Company is not aware of any material weakness in its internal control over financial reporting.

(z) The Company maintains “disclosure controls and procedures” (as such term is defined in Rule 13a-15(e) under the Exchange Act); such disclosure controls and procedures are effective.

(aa) The Company has not taken, directly or indirectly, any action designed to or that would constitute or that might reasonably be expected to cause or result in, under the Exchange Act or otherwise, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Securities.

(bb) The Company is (i) in compliance with any and all applicable foreign, federal, state and local laws and regulations, including those of the IMO, relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (“Environmental Laws”), (ii) has received and is in compliance with all permits, licenses or other approvals required of it under applicable Environmental Laws to conduct its businesses and (iii) has not received notice of any actual or potential liability under any environmental law, except where such non-compliance with Environmental Laws, failure to receive required permits, licenses or other approvals, or liability would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, except as set forth in or contemplated in the Disclosure Package and the Final Prospectus (exclusive of any supplement thereto). Except as set forth in the Disclosure Package and the Final Prospectus (exclusive of any supplement thereto), the Company has not been named as a “potentially responsible party” under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended.

(cc) The Company has reviewed the effect of Environmental Laws on the business, operations and properties of the Company. On the basis of such review, the Company has reasonably concluded that such associated costs and liabilities would not, singly or in the aggregate, reasonably be expected to have a Material Adverse Effect, except as set forth in or contemplated in the Disclosure Package and the Final Prospectus (exclusive of any supplement thereto).

(dd) The Company and its directors and officers, in their capacities as such, are in compliance in all material respects with all applicable provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith (the “Sarbanes-Oxley Act”) that are effective and applicable to the Company and its directors and officers.

(ee) Neither the Company nor, to the knowledge of the Company, any director, officer, agent, employee or affiliate of the Company is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign

Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”), including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA and the Company and, to the knowledge of the Company, its affiliates have conducted their businesses in compliance with the FCPA and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

(ff) The operations of the Company are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.

(gg) Neither the Company nor, to the knowledge of the Company, any director, officer, agent, employee or affiliate of the Company is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”); and the Company will not directly or indirectly use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC.

(hh) The Company owns, possesses, licenses or has other rights to use, on reasonable terms, all patents, patent applications, trade and service marks, trade and service mark registrations, trade names, copyrights, licenses, inventions, trade secrets, technology, know-how and other intellectual property (collectively, the “Intellectual Property”) necessary for the conduct of the Company’s business as now conducted, except where the failure to possess such rights would not reasonably be expected to have a Material Adverse Effect, and has no reason to believe that the conduct of its businesses will conflict with, and has not received any notice of any claim of conflict with, any such rights of others.

(ii) Neither the Company nor any of its properties or assets has any immunity from the jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution or otherwise) under the laws of the United States, the Republic of the Marshall Islands, Canada or Hong Kong or any political subdivisions thereof.

(jj) Each of (i) the agreement (the “Asset Purchase Agreement”) by which the Company has agreed to purchase from the vendors listed therein (the “VesselCos”) the 23 containerships owned by the relevant vessel company subsidiaries of Seaspan Container Lines Limited (“Seaspan Container”) on the relevant dates set forth in such agreement, (ii) the management agreement (the “Management Agreement”) among the Company, the Manager, the Advisor, the Ship Manager and Seaspan Crew Management Ltd., (iii) the omnibus agreement (the “Omnibus Agreement”) among the Company, the Manager, the Ship Manager, the Advisor, Norsk Pacific Steamship Company Limited, and Seaspan International Ltd. (“Seaspan International”), (iv) the $1 billion credit facility between Seaspan Corporation and Citigroup Global Markets Limited and Fortis Capital dated August 12, 2005, the $365 million revolving credit facility between Seaspan Corporation and DnB Nor Bank ASA, Credit Suisse and Fortis Capital Corp. dated May 19, 2006, and the $218,400,000 credit facility between Seaspan Corporation and Sumitomo Mitsui Banking Corporation dated October 16, 2006 (collectively, the “Credit Facilities”), (v) the trade-mark license agreement between Seaspan International and the Company (the “Seaspan License Agreement”) and the trade-mark license agreement between Washington Corporations (“Washington”) and the Company (the “W License Agreement” and with the Seaspan License Agreement, the “License Agreements”), (vi) the executive employment agreement between the Ship Manager and Gerry Wang (the “Wang Employment Agreement”) and the related restrictive covenant agreement among Gerry Wang, the Company and the Ship Manager (the “Wang Restrictive Covenant Agreement”) and (vii) the executive employment agreement between the Advisor and Graham Porter (the “Porter Employment Agreement”) and the related restrictive covenant agreement among Graham Porter, the Company, the Advisor and the Ship Manager (the “Porter Restrictive Covenant Agreement” and collectively, the documents in clauses (i) through (viii) of this subsection (ii), the “Operative Agreements”) has been duly authorized, validly executed and delivered by the Company, the Manager, their respective affiliates, as the case may be, and the individuals signatory to such agreements. Each of the Operative Agreements is a valid and binding agreement of each such party enforceable against each such party in accordance with its terms, subject to (A) applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws relating to or affecting creditors’ rights generally and by general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law) and (B) public policy, applicable law relating to fiduciary duties and indemnification and an implied covenant of good faith and fair dealing. With respect to the individuals who are signatories to the agreements described in clauses (vii) and (viii) only, such representation and warranty in the immediately preceding sentence is given on the basis of the knowledge of the Company.

(kk) The Company does not believe that it is a Passive Foreign Investment Company (“PFIC”) within the meaning of Section 1296 of the United States Internal Revenue Code of 1986, as amended, and, based on the Company’s current and expected assets, income and operations as described in the Disclosure Package and the Final Prospectus, the Company does not believe it is likely to become a PFIC.

(ll) No capital gains, income, withholding or other taxes are payable by or on behalf of the Underwriters to the Republic of the Marshall Islands or Canada, or to any

political subdivision or taxing authority of either thereof or therein in connection with the sale and delivery by the Company of the Securities to or for the respective accounts of the Underwriters or the sale and delivery by the Underwriters of the Securities to the initial purchasers thereof.

(mm) All dividends and other distributions declared and payable on the shares of capital stock of the Company may, under the current laws and regulations of the Republic of the Marshall Islands and any political subdivisions thereof, be paid in United States dollars and may be freely transferred out of the Republic of the Marshall Islands, and all such dividends and other distributions will not be subject to withholding or other taxes under the laws and regulations of the Republic of the Marshall Islands and are otherwise free and clear of any other tax, withholding or deduction and without the necessity of obtaining any consents, approvals, authorizations, orders, licenses, registrations, clearances and qualifications of or with any court or governmental agency or body in the Republic of the Marshall Islands.

(nn) Each of the vessels listed on Schedule IV hereto is duly registered as a vessel in the sole ownership of the Company; the Company has good and marketable title thereto, free and clear of all liens, claims, charges, debts or encumbrances and defects of the title of record; and each such vessel is in good standing with respect to the payment of past and current taxes, fees and other amounts payable under the laws of Hong Kong as would affect its registry with the Hong Kong Registry, except such liens, claims, charges, debts or encumbrances, defects of the title of record, failure to pay such taxes, fees and other amounts (i) as described, and subject to the limitations contained, in the Disclosure Package and Final Prospectus, (ii) those liens contemplated by the Asset Purchase Agreement or the Credit Facilities or (iii) as do not materially affect the value of such vessels, taken as a whole, and do not materially interfere with the use of such vessels, as they have been used in the past and are proposed to be used in the future, as described in the Disclosure Package and the Final Prospectus (the liens described in clauses (i), (ii) and (iii) above being “Permitted Liens”).

(oo) Since the date of the latest audited financial statements included in the Disclosure Package and the Final Prospectus and other than as set forth in or contemplated by the Disclosure Package and the Final Prospectus, (i) the Company has not sustained any material loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, investigation, order or decree, (ii) there has not been any material change in the capitalization or material increase in the short-term debt or long-term debt of the Company or any material adverse change, or any development involving or which could reasonably be expected to involve, individually or in the aggregate, a prospective material adverse change in or affecting the general affairs, condition (financial or otherwise), results of operations, business, properties or assets or prospects of the Company, and (iii) the Company has not incurred any liability or obligation, direct, indirect or contingent, or entered into any transactions, whether or not in the ordinary course of business, that, individually or in the aggregate, is material to the Company, or otherwise than as set forth or contemplated in the Disclosure Package and the Final Prospectus (exclusive of any supplement thereto).

(pp) Except as set forth in the Disclosure Package and the Final Prospectus, the Company is not prohibited, directly or indirectly, from paying any dividends, from making any other distribution, from repaying any loans or advances or from transferring any of its property or assets.

(qq) The statistical and market-related data included in the Preliminary Final Prospectus, the Final Prospectus and the Registration Statement are based on or derived from sources which the Company and the Manager believe to be reliable and accurate.

(rr) The statements in the Preliminary Final Prospectus, the Final Prospectus and the Registration Statement under “Risk Factors—Tax Risks—We may become a resident of Canada and have to pay tax in Canada on our worldwide income, which could reduce our earnings, and shareholders could then become taxable in Canada in respect of their ownership of our shares. Moreover, as a non-resident of Canada we may have to pay tax in Canada on our Canadian source income, which could reduce our earnings” that constitute factual matters, intentions, expectations and beliefs relating to the Company are accurate.

Any certificate signed by any officer of the Company and delivered to the Representatives or counsel for the Underwriters in connection with the offering of the Securities shall be deemed a representation and warranty by the Company, as to matters covered thereby, to each Underwriter.

2. Purchase and Sale. (a) Subject to the terms and conditions and in reliance upon the representations and warranties herein set forth, the Company agrees to sell to each Underwriter, and each Underwriter agrees, severally and not jointly, to purchase from the Company, at the purchase price set forth in Schedule I hereto, the number of Underwritten Securities set forth opposite such Underwriter’s name in Schedule II hereto.

(b) Subject to the terms and conditions and in reliance upon the representations and warranties herein set forth, the Company hereby grants an option to the several Underwriters to purchase, severally and not jointly, up to the number of Option Securities set forth in Schedule I hereto at the same purchase price per share as the Underwriters shall pay for the Underwritten Securities. Said option may be exercised only to cover over-allotments in the sale of the Underwritten Securities by the Underwriters. Said option may be exercised in whole or in part at any time on or before the 30th day after the date of the Final Prospectus upon written or telegraphic notice by the Representatives to the Company setting forth the number of Option Securities as to which the several Underwriters are exercising the option and the settlement date. The number of Option Securities to be purchased by each Underwriter shall be the same percentage of the total number of Option Securities to be purchased by the several Underwriters as such Underwriter is purchasing of the Underwritten Securities, subject to such adjustments as you in your absolute discretion shall make to eliminate any fractional shares.

3. Delivery and Payment. Delivery of and payment for the Underwritten Securities and the Option Securities (if the option provided for in Section 2(b) hereof shall have been exercised on or before the third Business Day prior to the Closing Date) shall be made at the location, on the date and at the time specified on Schedule I hereto or at such time on such later date not more than three Business Days after the foregoing date as the Representatives shall designate, which date and time may be postponed by agreement between the Representatives and the Company or as provided in Section 9 hereof (such date and time of delivery and payment for the Securities being herein called the “Closing Date”). Delivery of the Securities shall be made to the Representatives for the respective accounts of the several Underwriters against payment by the several Underwriters through the Representatives of the purchase price thereof to or upon the order of the Company by wire transfer payable in same-day funds to an account specified by the Company. Delivery of the Underwritten Securities and the Option Securities shall be made through the facilities of The Depository Trust Company (“DTC”) unless the Representatives shall otherwise instruct.

If the option provided for in Section 2(b) hereof is exercised after the third Business Day prior to the Closing Date, the Company will deliver the Option Securities (at the expense of the Company) to the Representatives, at 388 Greenwich Street, New York, New York, on the date specified by the Representatives (which shall be within three Business Days after exercise of said option) for the respective accounts of the several Underwriters, against payment by the several Underwriters through the Representatives of the purchase price thereof to or upon the order of the Company by wire transfer payable in same-day funds to an account specified by the Company (each such date and time of delivery and payment for the Option Securities being herein called the “Option Closing Date”). Delivery of the Option Securities shall be made through the facilities of DTC unless Citigroup Global Markets Inc. shall otherwise instruct. If settlement for the Option Securities occurs after the Closing Date, the Company will deliver to the Representatives on the Option Closing Date, and the obligation of the Underwriters to purchase the Option Securities shall be conditioned upon receipt of, supplemental opinions, certificates and letters confirming as of such date the opinions, certificates and letters delivered on the Closing Date pursuant to Section 6 hereof.

4. Offering by Underwriters. It is understood that the several Underwriters propose to offer the Securities for sale to the public as set forth in the Final Prospectus.

5. Agreements. The Company agrees with the several Underwriters that:

(a) Prior to the termination of the offering of the Securities, the Company will not file any amendment of the Registration Statement or supplement (including the Final Prospectus or any Preliminary Final Prospectus) to the Basic Prospectus or any Rule 462(b) Registration Statement unless the Company has furnished you a copy for your review prior to filing and will not file any such proposed amendment or supplement to which you reasonably object. The Company will cause the Final Prospectus, properly completed, and any supplement thereto to be filed in a form approved by the Representatives with the Commission pursuant to the applicable paragraph of Rule 424(b) within the time period prescribed and will provide evidence satisfactory to the Representatives of such timely filing. The Company will promptly advise the Representatives when the Final Prospectus, and any supplement thereto, shall have been filed (if required) with the Commission pursuant to Rule 424(b) or when any Rule 462(b) Registration Statement shall have been filed with the Commission, (3) when, prior to termination of the offering of the Securities, any amendment to the Registration

Statement shall have been filed or become effective, (4) of any request by the Commission or its staff for any amendment of the Registration Statement, or any Rule 462(b) Registration Statement, or for any supplement to the Final Prospectus or for any additional information, (5) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or of any notice that would prevent its use or the institution or threatening of any proceeding for that purpose and (6) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Securities for sale in any jurisdiction or the institution or threatening of any proceeding for such purpose. The Company will use its best efforts to prevent the issuance of any such stop order or the occurrence of any such suspension or prevention and, upon such issuance, occurrence or prevention, to obtain as soon as possible the withdrawal of such stop order or relief from such occurrence or prevention, including, if necessary, by filing an amendment to the Registration Statement or a new registration statement and using its best efforts to have such amendment or new registration statement declared effective as soon as practicable.

(b) If there occurs an event or development as a result of which the Disclosure Package would include an untrue statement of a material fact or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances then prevailing, not misleading, the Company will notify promptly the Representatives so that any use of the Disclosure Package may cease until it is amended or supplemented.

(c) If, at any time when a prospectus relating to the Securities is required to be delivered under the Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172), any event occurs as a result of which the Final Prospectus as then supplemented would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein in the light of the circumstances under which they were made not misleading, or if it shall be necessary to amend the Registration Statement, file a new registration statement or supplement the Final Prospectus to comply with the Act or the Exchange Act or the respective rules thereunder, including in connection with use or delivery of the Final Prospectus, the Company promptly will (1) notify the Representatives of such event, (2) prepare and file with the Commission, subject to the first sentence of paragraph (a) of this Section 5, an amendment or supplement or new registration statement which will correct such statement or omission or effect such compliance, (3) use its best efforts to have any amendment to the Registration Statement or new registration statement declared effective as soon as practicable in order to avoid any disruption in use of the Final Prospectus and (4) supply any supplemented Final Prospectus to you in such quantities as you may reasonably request.

(d) As soon as practicable, the Company will make generally available to its security holders and to the Representatives an earnings statement or statements of the Company and its subsidiaries which will satisfy the provisions of Section 11(a) of the Act and Rule 158.

(e) The Company will furnish to the Representatives and counsel for the Underwriters signed copies of the Registration Statement (including exhibits thereto) and to each other Underwriter a copy of the Registration Statement (without exhibits thereto) and, so long as delivery of a prospectus by an Underwriter or dealer may be required by the Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172), as many copies of each Preliminary Final Prospectus, the Final Prospectus and each Issuer Free Writing Prospectus and any supplement thereto as the Representatives may reasonably request.

(f) The Company will arrange, if necessary, for the qualification of the Securities for sale under the laws of such jurisdictions as the Representatives may reasonably designate and will maintain such qualifications in effect so long as reasonably required for the distribution of the Securities; provided that in no event shall the Company be obligated to qualify to do business in any jurisdiction where it is not now so qualified or to take any action that would subject it to service of process in suits, other than those arising out of the offering or sale of the Securities, in any jurisdiction where it is not now so subject.

(g) The Company agrees that, unless it obtains the prior written consent of the Representatives, and each Underwriter, severally and not jointly, agrees with the Company that, unless it has obtained or will obtain, as the case may be, the prior written consent of the Company, it has not made and will not make any offer relating to the Securities that would constitute an Issuer Free Writing Prospectus or that would otherwise constitute a “free writing prospectus” (as defined in Rule 405) required to be filed by the Company with the Commission or retained by the Company under Rule 433; provided that the prior written consent of the parties hereto shall be deemed to have been given in respect of the Free Writing Prospectuses included in Schedule III hereto. Any such free writing prospectus consented to by the Representatives or the Company is hereinafter referred to as a “Permitted Free Writing Prospectus.” The Company agrees that (x) it has treated and will treat, as the case may be, each Permitted Free Writing Prospectus as an Issuer Free Writing Prospectus and (y) it has complied and will comply, as the case may be, with the requirements of Rules 164 and 433 applicable to any Permitted Free Writing Prospectus, including in respect of timely filing with the Commission, legending and record keeping. If at any time following issuance of an Issuer Free Writing Prospectus there occurred or occurs an event or development as a result of which such Issuer Free Writing Prospectus conflicted or would conflict with the information contained in the Registration Statement, the Preliminary Final Prospectus or the Final Prospectus or included or would include an untrue statement of a material fact or omitted or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances prevailing at that subsequent time, not misleading, the Company will promptly notify Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated and will promptly amend or supplement, at its own expense, such Issuer Free Writing Prospectus to eliminate or correct such conflict, untrue statement or omission.

(h) The Company will not, without the prior written consent of Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, offer, sell, contract to sell, pledge, or otherwise dispose of, (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the Company or any affiliate of the Company or any person in privity with the Company or any affiliate of the Company) directly or indirectly, including the filing (or participation in the filing) of a registration statement with the Commission in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, any other Common Shares or any securities convertible into, or exercisable, or exchangeable for, Common Shares; or publicly announce an intention to effect any such transaction, for a period of 90 days after the date of this Agreement, provided, however, that (i) the Company may issue and sell Common Shares pursuant to any employee stock option plan, stock ownership plan or dividend reinvestment plan of the Company described in the Prospectus (exclusive of any supplement thereto); and (ii) the Company may issue Common Shares issuable upon the conversion of securities or the exercise of warrants outstanding at the Execution Time.

(i) The Company will comply with all applicable securities and other applicable laws, rules and regulations, including, without limitation, the Sarbanes-Oxley Act, and to use its best efforts to cause the Company’s directors and officers, in their capacities as such, to comply with such laws, rules and regulations, including, without limitation, the provisions of the Sarbanes-Oxley Act.

(j) The Company will not take, directly or indirectly, any action designed to or that would constitute or that might reasonably be expected to cause or result in, under the Exchange Act or otherwise, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Securities.

(k) The Company agrees to pay the costs and expenses relating to the following matters: (i) the preparation, printing or reproduction and filing with the Commission of the Registration Statement (including financial statements and exhibits thereto), each Preliminary Final Prospectus, each Free Writing Prospectus, the Final Prospectus or Final Prospectus with a Canadian “wrap-around” and each amendment or supplement to any of them; (ii) the printing (or reproduction) and delivery (including postage, air freight charges and charges for counting and packaging) of such copies of the Registration Statement, each Preliminary Final Prospectus, the Final Prospectus or Final Prospectus with a Canadian “wrap-around” and all amendments or supplements to any of them, as may, in each case, be reasonably requested for use in connection with the offering and sale of the Securities; (iii) the preparation, printing, authentication, issuance and delivery of certificates for the Securities, including any stamp or transfer taxes in connection with the original issuance and sale of the Securities; (iv) the registration of the Securities under the Exchange Act and the listing of the Securities on the New York Stock Exchange; (v) any registration or qualification of the Securities for offer and sale under the securities or blue sky laws of the several states (including filing fees and the reasonable fees and expenses of counsel for the Underwriters relating to such registration and qualification); (vi) any filings required to be made with the National Association of Securities Dealers, Inc. (including filing fees and the reasonable fees and expenses of counsel for the Underwriters relating to such filings); (vii) the transportation and other expenses incurred by or on behalf of Company representatives in connection with presentations to prospective purchasers of the Securities; (viii) the fees and expenses of the Company’s accountants and the fees and expenses of counsel (including local and special counsel) for the Company; and (ix) all other costs and expenses incident to the performance by the Company of its obligations hereunder. It is understood, however, that except as provided in this subsection (k), and Sections 7 and 8 hereof, the Underwriters will pay all of their own costs and expenses, including fees and disbursements of their counsel, transfer taxes payable on the resale of any of the Securities by them, the transportation and other expenses incurred by or on their behalf in connection with presentations by Company representatives to prospective purchasers of Securities and any advertising expenses connected with any offers they may make. The Underwriters will pay the costs of aircraft chartered in connection with the presentations by Company representatives to prospective purchasers of Securities, except that, in the case of aircraft provided by the Company, the Company will pay one half of the costs of such aircraft. On behalf of the Company, the Underwriters will pay an advisory fee equal to ten percent of the underwriting spread to RA Capital Advisors, LLC in connection with certain advisory services they have provided to the Company in connection with the offering.

(l) The Company will use the net proceeds received by it from the sale of the Securities in the manner specified in the Preliminary Final Prospectus and the Final Prospectus under “Use of Proceeds.”

6. Conditions to the Obligations of the Underwriters. The obligations of the Underwriters to purchase the Underwritten Securities and the Option Securities, as the case may be, shall be subject to the accuracy of the representations and warranties on the part of the Company contained herein as of the Execution Time, the Closing Date and any Option Closing Date, to the accuracy of the statements of the Company made in any certificates pursuant to the provisions hereof, to the performance by the Company of its obligations hereunder and to the following additional conditions:

(a) The Final Prospectus, and any supplement thereto, have been filed in the manner and within the time period required by Rule 424(b); any other material required to be filed by the Company pursuant to Rule 433(d) under the Act, shall have been filed with the Commission within the applicable time periods prescribed for such filings by Rule 433; and no stop order suspending the effectiveness of the Registration Statement or any notice that would prevent its use shall have been issued and no proceedings for that purpose shall have been instituted or threatened.

(b) The Company shall have requested and caused Vinson & Elkins L.L.P., United States counsel for the Company, to have furnished to the Representatives their opinion, dated the Closing Date or Option Closing Date, as applicable, and addressed to the Representatives, to the effect that:

(i) The Securities are duly listed, and admitted and authorized for trading, subject to official notice of issuance, on the New York Stock Exchange;

(ii) The Registration Statement has become effective under the Act; any required filing of the Basic Prospectus, the Preliminary Final Prospectus and the Final Prospectus, and any supplements thereto, pursuant to Rule 424(b) has been made in the manner and within the time period required by Rule 424(b); to the knowledge of such counsel, no stop order suspending the effectiveness of the Registration Statement or any notice that would prevent its use has been issued, no proceedings for that purpose have been instituted or threatened, and the Registration Statement and the Final Prospectus (other than the financial statements and other financial and statistical information contained therein, as to which such counsel need express no opinion) comply as to form in all material respects with the applicable requirements of the Act and the Exchange Act and the respective rules thereunder;

(iii) The statements included in the Preliminary Final Prospectus and the Final Prospectus under the headings “Dividend Policy” and “Our Manager and Management Related Agreements” and the statements included in the Basic Prospectus under the heading “Description of Capital Stock”, insofar as such statements summarize legal matters, agreements, documents or proceedings discussed therein, are accurate summaries of such legal matters, agreements, documents or proceedings; the statements included in the Registration Statement, the Preliminary Final Prospectus and the Final Prospectus under the headings “Risk Factors—Tax Risks—We may have to pay tax on United States source income, which would reduce our earnings” and “Risk Factors—Tax Risks—U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. holders”, insofar as such statements summarize legal matters discussed therein, are accurate summaries of such legal matters; and the description of the statutes and regulations set forth in the Registration Statement, the Preliminary Final Prospectus and the Final Prospectus under the caption “Business—Environmental and Other Regulations—United States” accurately describes in all material respects the portions of the statutes and regulations addressed thereby; provided, however, that such counsel need express no opinion with respect to the laws of the Republic of the Marshall Islands or Canada;

(iv) The statements set forth in the Company’s Annual Report for the year ended December 31, 2005 on Form 20-F and incorporated by reference into the Registration Statement, the Preliminary Final Prospectus and the Final Prospectus under the captions “Business Overview—Time Charters,” “Property, Plants and Equipment – Acquisition of Our Fleet” and “-Our Credit Facilities,” insofar as they constitute descriptions of agreements, accurately describe, in all material respects, the portions of the agreements addressed thereby; provided, however, that such counsel need express no opinion with respect to the laws of the Republic of the Marshall Islands, the laws of Bermuda, the laws of Cyprus or the laws of England;

(v) The opinion of Vinson & Elkins L.L.P. that is filed as Exhibit 8.1 to the Registration Statement is confirmed and the Underwriters may rely upon such opinion as if it were addressed to them;

(vi) Insofar as matters of United States Federal law and New York State law are concerned, to such counsel’s knowledge, (i) there are no legal or governmental proceedings pending or threatened against the Company or to which the Company is a party or to which any of its properties is subject that are required to be described in the Registration Statement, the Preliminary Final Prospectus and the Final Prospectus but are not so described as required and (ii) there are no agreements, contracts, indentures, leases or other documents or instruments that are required to be described in the Registration Statement, the Preliminary Final Prospectus or the Final Prospectus or to be filed as exhibits to the Registration Statement that are not described or filed as required;

(vii) The Company is not and, after giving effect to the offering and sale of the Securities and the application of the proceeds thereof as described in the Final Prospectus, will not be, an “investment company” as defined in the Investment Company Act of 1940, as amended;

(viii) No Consent of any U.S. Federal or New York court or governmental agency or body is required in connection with the transactions contemplated herein, except such as may be required under the Act and the Exchange Act and such as may be required under the blue sky laws of any jurisdiction in connection with the purchase and distribution of the Securities in the manner contemplated in this Agreement and in the Preliminary Final Prospectus and the Final Prospectus and such other approvals (specified in such opinions) as have been obtained;

(ix) The issue and sale of the Securities will not (i) result in a breach or the imposition of any lien, charge or encumbrance upon any property or assets of the Company pursuant to the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement or instrument identified on the annexed schedule to which the Company is a party or bound or to which its property is subject; or (ii) violate any U.S. Federal or New York statute, law, rule or regulation (other than U.S. Federal securities, state or foreign securities or blue sky or anti-fraud statutes, laws, rules or regulations and the rules and regulations of the National Association of Securities Dealers, Inc.), or any judgment, order or decree to the knowledge of such counsel applicable to the Company of any U.S. Federal or New York court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the Company or any of its properties; and

(x) To the knowledge of such counsel, no holders of securities of the Company have current rights to the registration of such securities under the Registration Statement.

In addition, such counsel shall state that, in the course of such counsel’s participation, as United States counsel to the Company, in the preparation of the Registration Statement, the Preliminary Final Prospectus and the Final Prospectus, such counsel has participated in conferences with, among others, representatives of the Underwriters, officers and other representatives of the Company and the independent public accountants for the Company, at which conferences the contents of the Registration Statement, the Preliminary Final Prospectus and the Final Prospectus were discussed, and although such counsel has not independently verified, is not passing on, and is not assuming any responsibility for the accuracy, completeness or fairness of the statements contained in the Registration Statement, the Preliminary Final Prospectus and the Final Prospectus (except as set forth in paragraphs (iii), (iv) and (v) above), based on the foregoing, no facts have come to such counsel’s attention that lead such counsel to believe that on each Effective Date the Registration Statement (other than (i) the financial statements and related schedules, including the notes thereto and the auditor’s report thereon or (ii) the other financial and statistical data included in the Registration Statement as to which such counsel need not comment) contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading; that the Final Prospectus (other than (i) the financial statements and related schedules, including the notes thereto and the auditor’s report thereon or (ii) the other financial and statistical data included in the Final Prospectus, as to which such counsel need not comment), as of its date or as of the Closing Date, contained or contains an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; or that the documents specified in a schedule to such counsel’s letter, consisting of those included in the Disclosure Package, when taken together as a whole (other than (i) the financial statements and related schedules, including the notes thereto and the auditor’s report thereon or (ii) the other financial and statistical data included in the Disclosure Package, as to which such counsel need not comment), contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in the light of circumstances under which they were made, not misleading.

In rendering such opinion, such counsel may (A) rely in respect of matters of fact upon certificates of officers and employees of the Company and the Manager and upon information obtained from public officials, (B) assume that all documents submitted to them as originals are authentic, that all copies submitted to them conform to the originals thereof, and that the signatures on all documents examined by them are genuine, and (C) state that their opinion is limited to United States Federal laws and the laws of the State of New York. References to the Final Prospectus in this paragraph (b) shall also include any supplements thereto at the Closing Date.

(c) The Company shall have requested and caused Bull, Housser & Tupper LLP, Canadian counsel for the Company, to have furnished to the Representatives their opinion, dated the Closing Date or Option Closing Date, as applicable, and addressed to the Representatives, to the effect that:

The description of the statutes and regulations set forth in the Company’s Annual Report for the year ended December 31, 2005 on Form 20-F and incorporated by reference into Registration Statement, the Preliminary Final

Prospectus and the Final Prospectus under the captions “Business Overview—Environmental and Other Regulations—Canada” accurately summarizes in all material respects the portions of the statutes and regulations addressed thereby;

The description in the Preliminary Final Prospectus and the Final Prospectus under the caption “Non-United States Tax Consequences—Canadian Federal Income Tax Consequences” accurately summarizes the material Canadian federal income tax consequences under the Income Tax Act (Canada) to those holders, described therein, of Common Shares acquired in the offering;

The description in the Preliminary Final Prospectus and the Final Prospectus under the caption “Risk Factors—Tax Risks—We may become a resident of Canada and have to pay tax in Canada on our worldwide income, which could reduce our earnings, and shareholders could then become taxable in Canada in respect of their ownership of our shares. Moreover, as a non-resident of Canada we may have to pay tax in Canada on our Canadian source income, which could reduce our earnings” accurately describes the Canadian income tax matters described therein; provided, however, with respect to the opinion referred to in the immediately preceding sentence only, such counsel need express no opinion or comment on any representation or statement of fact, intention or assumption, or of risk (except to the extent of any conclusion of law set out under such description of such Canadian tax risk factor), or of a general nature (except to the extent of any conclusion of law set out under such description of such Canadian tax risk factor), made by or on behalf of the Company in the Preliminary Final Prospectus or the Final Prospectus including, but without restricting the generality of the forgoing, the following statements under such description of such Canadian tax risk factor: “It is not our current intention that our central management and control be exercised in Canada”; “Based on our operations, we do not believe that we are, nor do we expect to be, resident in Canada for purposes of the Canada Tax Act, and we intend that our affairs will be conducted and operated in a manner such that we do not become a resident of Canada under the Canada Tax Act”; “A Canadian resident corporation that carries on business in the Republic of the Marshall Islands is exempt from income tax under the current laws of the Republic of the Marshall Islands”; “We expect that we will qualify for these statutory exemptions under the Canada Tax Act. Based on our operations, we do not believe that we are, nor do we expect to be, carrying on a business in Canada for purposes of the Canada Tax Act other than a business that would provide us with these statutory exemptions from Canadian income tax”.

The opinion of such counsel set forth in the two preceding paragraphs is based on the provisions of the Canada Tax Act and the regulations thereunder in force as of the date of such opinion, all specific proposals to amend the Canada Tax Act and the regulations thereunder which have been publicly announced by or on behalf of Minister of Finance (Canada) prior to the date of such opinion (the “Proposed Amendments”) and such counsel’s understanding of existing case law and the current published administrative policies and assessing practices of the

Canada Revenue Agency. There can be no assurance that the Proposed Amendments will be implemented in their current form or at all. Such opinion will not otherwise take into account or anticipate any changes in law, whether by legislative, governmental or judicial decision or action, and will not take into account provincial, territorial or foreign tax legislation or considerations;

(i) The Management Agreement has been duly authorized, validly executed and delivered by the Ship Manager. Assuming the due authorization, valid execution and delivery thereof by the other applicable parties thereto, the Management Agreement is a valid and binding agreement of each such party and is enforceable against each such party in accordance with its respective terms, subject to (i) applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws relating to or affecting creditors’ rights generally and by general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law); (ii) public policy, applicable law relating to fiduciary duties and indemnification and an implied covenant of good faith and fair dealing; and (iii) such other assumptions and qualifications as are reasonably acceptable to the Underwriters or their counsel.

In rendering such opinion, such counsel may (A) rely in respect of matters of fact upon certificates of officers and employees of the Company, the Manager, the Ship Manager and Seaspan International and upon information obtained from public officials, (B) assume that all documents submitted to them as originals are authentic, that all copies submitted to them conform to the originals thereof, and that the signatures on all documents examined by them are genuine, and (C) state that their opinion is limited to the laws of British Columbia and the laws of Canada applicable thereunder. References to the Final Prospectus in this paragraph (b) shall also include any supplements thereto at the Closing Date.

(d) The Company shall have requested and caused Dennis J. Reeder, Reeder & Simpson, P.C., Marshall Islands counsel for the Company, to have furnished to the Representatives their opinion, dated the Closing Date or Option Closing Date, as applicable, and addressed to the Representatives, to the effect that:

(i) The Company has been duly incorporated and is validly existing as a corporation in good standing under the laws of the Republic of the Marshall Islands, with full corporate power and authority to own or lease, as the case may be, and to operate its properties and conduct its business in all material respects as described in the Disclosure Package and the Final Prospectus;

(ii) The Company’s authorized equity capitalization is as set forth in the Disclosure Package and the Final Prospectus; the capital stock of the Company conforms in all material respects to the description thereof contained in the Disclosure Package and the Final Prospectus; the outstanding Common Shares and the Subordinated Shares have been duly and validly authorized and issued and are fully paid and nonassessable; the Securities have been duly and validly authorized, and, when delivered to and paid for by the Underwriters pursuant to this Agreement, will conform in all material respects to the descriptions thereof contained in the Disclosure Package and the Final Prospectus and will be validly issued, fully paid and nonassessable; the certificates for the Securities are in valid and sufficient form; the holders of outstanding shares of capital stock of the Company are not entitled to preemptive or other rights to subscribe for the Securities; and, except as set forth in the Final Prospectus, no options, warrants or other rights to purchase, agreements or other obligations to issue, or rights to convert any obligations into or exchange any securities for, shares of capital stock of or ownership interests in the Company are outstanding;

(iii) To the knowledge of such counsel, there is no pending or threatened action, suit or proceeding by or before any court or governmental agency, authority or body of the Republic of the Marshall Islands or any arbitrator involving the Company or its property of a character required to be disclosed in the Registration Statement which is not adequately disclosed in the Disclosure Package and the Final Prospectus; and the statements included in the Preliminary Final Prospectus and the Final Prospectus under the headings “Risk Factors—Tax Risks—We may become a resident of Canada and have to pay tax in Canada on our worldwide income, which could reduce our earnings, and shareholders could then become taxable in Canada in respect of their ownership of our shares. Moreover, as a non-resident of Canada we may have to pay tax in Canada on our Canadian source income, which could reduce our earnings”, “Dividend Policy,” “Description of Capital Stock” and “Certain Marshall Islands Company Considerations” insofar as such statements constitute a summary of the terms of the capital stock of the Company, Marshall Islands legal matters, documents or proceedings referred to therein, and the statements in the Prospectus under “Non-United States Tax Consequences—Marshall Islands Tax Consequences” and “Enforceability of Civil Liabilities” insofar as such statements summarize Marshall Islands tax considerations, legal matters, agreements, documents or proceedings, accurately and fairly describe in all material respects such legal matters, agreements, documents or proceedings; provided, however, that such counsel need express no opinion with respect to the laws of Canada;

(iv) Insofar as matters of Marshall Islands law are concerned, the Registration Statement and the filing of the Registration Statement with the Commission have been duly authorized by and on behalf of the Company, and the Registration Statement has been duly executed pursuant to such authorization by and on behalf of the Company;

(v) Each of this Agreement and the Operative Agreements to which it is a party has been duly authorized, validly executed and delivered by the Company;

(vi) To the knowledge of such counsel, no Permits of, or declarations or filings with, any governmental or regulatory authorities and all courts and other tribunals, in the Republic of the Marshall Islands, are required for the Company to own or lease, as the case may be, and to operate its properties and to carry on its business in the manner described in the Prospectus;

(vii) No Consent under the laws of the Republic of the Marshall Islands is required for the offering, issuance and sale by the Company of the Common Shares, the execution, delivery and performance of this Agreement by the Company or the consummation of the transactions contemplated by this Agreement;

(viii) Neither the issue and sale of the Securities, the execution, delivery and performance of this Agreement, nor the consummation of any other of the transactions herein contemplated nor the fulfillment of the terms hereof will conflict with, result in a breach or violation of, or imposition of any lien, charge or encumbrance under Marshall Islands law upon any property or assets of the Company pursuant to (i) the charter or by-laws of the Company or (ii) any Marshall Islands statute, law, rule, order, regulation of general application to which the Company is subject;

(ix) All dividends and other distributions declared and payable on the shares of capital stock of the Company may under the current laws and regulations of the Republic of the Marshall Islands be paid in United States dollars and may be freely transferred out of the Republic of the Marshall Islands, and all such dividends and other distributions will not be subject to withholding or other taxes under the laws and regulations of the Republic of the Marshall Islands and are otherwise free and clear of any other tax, withholding or deduction and without the necessity of obtaining any consents, approvals, authorizations, orders, licenses, registrations, clearances and qualifications of or with any court or governmental agency or body in the Republic of the Marshall Islands;

(x) No documentary, stamp or other issuance or transfer taxes or duties and no capital gains, income, withholding or other taxes are payable by or on behalf of the Underwriters to the Republic of the Marshall Islands or to any political subdivision or taxing authority thereof or therein in connection with the sale and delivery by the Company of the Securities to or for the respective accounts of the Underwriters or the sale and delivery by the Underwriters of the Securities to the initial purchasers thereof; and

(xi) The choice of law provision set forth in Section 14 hereof is legal, valid and binding under the laws of the Republic of the Marshall Islands and such counsel knows of no reason why the courts of the Republic of the Marshall Islands would not give effect to the choice of New York law as the proper law of this Agreement; the Company has the legal capacity to sue and be sued in its own name under the laws of the Republic of the Marshall Islands; the Company has the power to submit, and has irrevocably submitted, to the non-exclusive jurisdiction of the New York Courts and has validly and irrevocably appointed Puglisi & Associates as its designee, appointee and authorized agent for the purpose described in Section 15 hereof under the laws of the Republic of the Marshall Islands; the irrevocable submission of the Company to the non-exclusive jurisdiction of the New York Courts, and assuming the Company is not regularly engaged in the conduct of activities pursuant to contractual arrangements with the

Republic of the Marshall Islands or another sovereign jurisdiction or any division, bureau, office, agency, department or political subdivision thereof, the waivers by the Company of any immunity and any objection to the venue of the proceeding in a New York Court in this Agreement are legal, valid and binding under the laws of the Republic of the Marshall Islands and, assuming the foregoing, such counsel knows of no reason why the courts of the Republic of the Marshall Islands would not give effect to the submission and waivers; service of process in the manner set forth in Section 15 of this Agreement, will be effective to confer valid personal jurisdiction over the Company under the laws of the Republic of the Marshall Islands; and provided that the following provisions of the Marshall Islands Uniform Foreign Money-Judgments Recognition Act are complied with:

(a) the judgment was for a sum of money and was final in the jurisdiction;

(b) the court granting the judgment had jurisdiction under the laws of the place where it sat and the judgment did not offend principles of the Republic of the Marshall Islands as to due process, propriety or public order; and

(c) the defendant was actually present in person or by a duly appointed representative and the judgment did not constitute in effect a default judgment; and a final and conclusive judgment against the Company obtained in a New York court arising out of or in relation to the obligations of the Company under this Agreement would be enforceable in the courts of the Republic of the Marshall Islands without a retrial on the merits and so long as the provisions of the Republic of the Marshall Islands Uniform Foreign Money-Judgments Recognition Act are complied with.

In rendering such opinion, such counsel may (A) rely in respect of matters of fact upon certificates of officers and employees of the Company and the Manager and upon information obtained from public officials, (B) assume that all documents submitted to them as originals are authentic, that all copies submitted to them conform to the originals thereof, and that the signatures on all documents examined by them are genuine, and (C) state that their opinion is limited to the laws of the Republic of the Marshall Islands. References to the Final Prospectus in this paragraph 6(d) shall also include any supplements thereto at the Closing Date.

(e) The Representatives shall have received from Cravath, Swaine & Moore LLP, counsel for the Underwriters, such opinion or opinions, dated the Closing Date or the Option Closing Date, as applicable, and addressed to the Representatives, with respect to the issuance and sale of the Securities, the Registration Statement, the Disclosure Package, the Final Prospectus (together with any supplement thereto) and other related matters as the Representatives may reasonably require, and the Company shall have furnished to such counsel such documents as they request for the purpose of enabling them to pass upon such matters.

(f) The Company shall have furnished to the Representatives a certificate of the Company, signed by the Chairman of the Board or the President and the principal financial or accounting officer of the Company, dated the Closing Date to the effect that the signers of such certificate have carefully examined the Registration Statement, the Final Prospectus, the Disclosure Package and any supplements or amendments thereto and this Agreement and that:

(i) the representations and warranties of the Company in this Agreement are true and correct on and as of the Closing Date with the same effect as if made on the Closing Date and the Company has complied with all the agreements and satisfied all the conditions on its part to be performed or satisfied at or prior to the Closing Date;

(ii) no stop order suspending the effectiveness of the Registration Statement or any notice that would prevent its use has been issued and no proceedings for that purpose have been instituted or, to the Company’s knowledge, threatened; and

(iii) since the date of the most recent financial statements included or incorporated by reference in the Final Prospectus (exclusive of any supplement thereto), there has been no Material Adverse Effect, whether or not arising from transactions in the ordinary course of business, except as set forth in or contemplated in the Disclosure Package and the Final Prospectus (exclusive of any supplement thereto).

(g) The Company shall have requested and caused KPMG LLP to have furnished to the Representatives, at the Execution Time and at the Closing Date, and the Option Closing Date, if applicable, letters, dated respectively as of the Execution Time and as of the Closing Date, and the Option Closing Date, if applicable, in form and substance satisfactory to the Representatives, confirming that they are the independent registered public accounting firm of the Company within the meaning of the Act and the Exchange Act and the applicable rules and regulations thereunder adopted by the Commission and the Public Company Accounting Oversight Board (United States) (the “PCAOB”), and that they have performed a review of the unaudited interim combined financial information of the Company as at June 30, 2006 and for the six-month periods ended June 30, and the nine-month periods ended September 30, 2006, and 2005, in accordance with the PCAOB standards for a review of interim financial information as described in AU 722, Interim Financial Information, and stating in effect that:

(i) in their opinion, the audited combined financial statements included in the Registration Statement, the Preliminary Final Prospectus and the Final Prospectus and reported on by them comply as to form, in all material respects, with the applicable accounting requirements of the Act and the Exchange Act and the related rules and regulations adopted by the Commission;

(ii) on the basis of a reading of the latest unaudited financial statements made available by the Company; their limited review, in accordance with standards established under PCAOB AU 722, of the unaudited interim combined financial statements for the six-month period ended June 30, 2006 and as at June 30, 2006; carrying out certain specified procedures (but not an examination in accordance with generally accepted auditing standards) which would not necessarily reveal matters of significance with respect to the comments set forth in such letter; a reading of the minutes of the meetings of the shareholders, directors and any committees of the Company; and inquiries of certain officials of the Company who have responsibility for financial and accounting matters of the Company as to transactions and events subsequent to June 30, 2006, nothing came to their attention which caused them to believe that:

(1) any material modifications should be made to said unaudited interim combined financial statements included in the Registration Statement, the Preliminary Final Prospectus and the Final Prospectus for them to be in conformity with generally accepted accounting principles; or said unaudited financial statements do not comply as to form in all material respects with the applicable accounting requirements of the Act and the Exchange Act and the related rules and regulations adopted by the Commission;

(2) with respect to the period subsequent to June 30, 2006, there were any changes, at a specified date not more than five days prior to the date of the letter, in the capital stock of the Company, increases in long-term debt, decreases in net current assets or the shareholders’ equity, of the Company, as compared with the amounts shown on the June 30, 2006 combined balance sheet included in the Registration Statement, the Preliminary Final Prospectus and the Final Prospectus, or for the period from July 1, 2006 to such specified date there were any decreases, as compared with comparative period in the preceding year, in net revenue or net earnings of the Company, except in all instances for changes or decreases set forth in the Registration Statement, the Preliminary Final Prospectus and the Final Prospectus or in such letter, in which case the letter shall be accompanied by an explanation by the Company as to the significance thereof unless said explanation is not deemed necessary by the Representatives; or

(3) the information included in the Registration Statement, the Preliminary Final Prospectus and the Final Prospectus in response to Form 20-F, Item 3A (Selected Financial Data) and Regulation S-K, Item 506 (Dilution), is not in conformity with the applicable disclosure requirements of Form F-3 and Form 20-F;

(iii) they have completed a review, in accordance with PCAOB standards, for a review of interim financial information, as described in AU 722, as a result of which nothing came to their attention which caused them to believe that any material modification should be made to the dollar amounts disclosed in the Registration Statement, the Preliminary Final Prospectus and the Final Prospectus

under the heading “Selected Quarterly Data” for them to be in conformity with generally accepted accounting principles;

(iv) they have performed certain other specified procedures as a result of which they determined that certain information of an accounting, financial or statistical nature (which is limited to accounting, financial or statistical information derived from the general accounting records of the Company and its predecessor) set forth in the Registration Statement, the Preliminary Final Prospectus and the Final Prospectus agrees with the financial statements included in the Registration Statement, the Preliminary Final Prospectus and the Final Prospectus, the accounting records of the Company and its predecessor, or to other financial information provided by the Company, in which case the sources of such other financial information shall be described, excluding any questions of legal interpretation; and

References to the Final Prospectus in this paragraph (g) include any supplement thereto at the date of the letter.

(h) Subsequent to the Execution Time or, if earlier, the dates as of which information is given in the Registration Statement (exclusive of any amendment thereof) and the Final Prospectus (exclusive of any supplement thereto), there shall not have been (i) any change or decrease specified in the letter or letters referred to in paragraph (g) of this Section 6 or (ii) any change, or any development involving a prospective change, in or affecting the condition (financial or otherwise), earnings, business or properties of the Company and its subsidiaries taken as a whole, whether or not arising from transactions in the ordinary course of business, except as set forth in or contemplated in the Disclosure Package and the Final Prospectus (exclusive of any supplement thereto) the effect of which, in any case referred to in clause (i) or (ii) above, is, in the sole judgment of the Representatives, so material and adverse as to make it impractical or inadvisable to proceed with the offering or delivery of the Securities as contemplated by the Registration Statement (exclusive of any amendment thereof) and the Disclosure Package and the Final Prospectus (exclusive of any supplement thereto).

(i) Prior to the Closing Date, or Option Closing Date, if applicable, the Company shall have furnished to the Representatives such further information, certificates and documents as the Representatives may reasonably request.

(j) Subsequent to the Execution Time, there shall not have been any decrease in the rating of any of the Company’s securities by any “nationally recognized statistical rating organization” (as defined for purposes of Rule 436(g)(2) under the Act) or any notice given of any intended or potential decrease in any such rating or of a possible change in any such rating that does not indicate the direction of the possible change.

(k) The Securities shall have been listed and admitted and authorized for trading on the New York Stock Exchange, subject to official notice of issuance and satisfactory evidence of such actions shall have been provided to the Representatives.

(l) At the Execution Time, the Company shall have furnished to the Representatives a letter substantially in the form of Exhibit A hereto from each person and entity listed on Annex A hereto, addressed to the Representatives.

(m) On the Closing Date, all of the Operative Agreements will remain in full force and effect.

If any of the conditions specified in this Section 6 shall not have been fulfilled when and as provided in this Agreement, or if any of the opinions and certificates mentioned above or elsewhere in this Agreement shall not be reasonably satisfactory in form and substance to the Representatives and counsel for the Underwriters, this Agreement and all obligations of the Underwriters hereunder may be canceled at, or at any time prior to, the Closing Date by the Representatives. Notice of such cancellation shall be given to the Company in writing or by telephone or facsimile confirmed in writing.

The documents required to be delivered by this Section 6 shall be delivered at the office of Cravath, Swaine & Moore LLP, counsel for the Underwriters, at Worldwide Plaza, 825 Eighth Avenue, New York, NY 10019, on the Closing Date.

7. Reimbursement of Underwriters’ Expenses. If the sale of the Securities provided for herein is not consummated because any condition to the obligations of the Underwriters set forth in Section 6 hereof is not satisfied, because of any termination pursuant to Section 10 hereof or because of any refusal, inability or failure on the part of the Company to perform any agreement herein or comply with any provision hereof other than by reason of a default by any of the Underwriters, the Company will reimburse the Underwriters severally through Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated on demand for all reasonable out-of-pocket expenses (including reasonable fees and disbursements of counsel) that shall have been actually incurred by them in connection with the proposed purchase and sale of the Securities.

8. Indemnification and Contribution. (a) The Company agrees to indemnify and hold harmless each Underwriter, the directors, officers, employees and agents of each Underwriter and each person who controls any Underwriter within the meaning of either the Act or the Exchange Act against any and all losses, claims, damages or liabilities, joint or several, to which they or any of them may become subject under the Act, the Exchange Act or other Federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the registration statement for the registration of the Securities as originally filed or in any amendment thereof, or in the Basic Prospectus, any Preliminary Final Prospectus, the Final Prospectus, any Issuer Free Writing Prospectus, or in any amendment thereof or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and agrees to reimburse each such indemnified party, as incurred, for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with written information furnished to the Company by or on behalf of any Underwriter through the Representatives specifically for inclusion therein. This indemnity agreement will be in addition to any liability which the Company may otherwise have.

(b) Each Underwriter severally and not jointly agrees to indemnify and hold harmless the Company, each of its directors, each of its officers who signs the Registration Statement, and each person who controls the Company within the meaning of either the Act or the Exchange Act, to the same extent as referred to in subsection (a)(1) in the foregoing indemnity from the Company to each Underwriter, but only with reference to written information relating to such Underwriter furnished to the Company by or on behalf of such Underwriter through the Representatives specifically for inclusion in the documents referred to in the foregoing indemnity. This indemnity agreement will be in addition to any liability which any Underwriter may otherwise have. The Company acknowledges that the statements set forth in the last paragraph of the cover page regarding delivery of the Securities and, under the heading “Underwriting”, (i) the list of Underwriters and their respective participation in the sale of the Securities, (ii) the sentences related to concessions and reallowances and (iii) the paragraphs related to stabilization, syndicate covering transactions and penalty bids in any Preliminary Final Prospectus and the Final Prospectus constitute the only information furnished in writing by or on behalf of the several Underwriters for inclusion in any Preliminary Final Prospectus or the Final Prospectus.

(c) Promptly after receipt by an indemnified party under this Section 8 of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against the indemnifying party under this Section 8, notify the indemnifying party in writing of the commencement thereof; but the failure so to notify the indemnifying party (i) will not relieve it from liability under paragraph (a) or (b) above unless and to the extent it did not otherwise learn of such action and such failure results in the forfeiture by the indemnifying party of substantial rights and defenses and (ii) will not, in any event, relieve the indemnifying party from any obligations to any indemnified party other than the indemnification obligation provided in paragraph (a) or (b) above. The indemnifying party shall be entitled to appoint counsel of the indemnifying party’s choice at the indemnifying party’s expense to represent the indemnified party in any action for which indemnification is sought (in which case the indemnifying party shall not thereafter be responsible for the fees and expenses of any separate counsel retained by the indemnified party or parties except as set forth below); provided, however, that such counsel shall be reasonably satisfactory to the indemnified party. Notwithstanding the indemnifying party’s election to appoint counsel to represent the indemnified party in an action, the indemnified party shall have the right to employ one separate counsel (in addition to local counsel), and the indemnifying party shall bear the reasonable fees, costs and expenses of such separate counsel if (i) the use of counsel chosen by the indemnifying party to represent the indemnified party would present such counsel with a conflict of interest, (ii) the actual or potential defendants in, or targets of, any such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded that there may be legal defenses available to it and/or other indemnified parties which are different from or additional to those available to the indemnifying party, (iii) the indemnifying party shall not have employed counsel reasonably satisfactory to the indemnified party to represent the indemnified party within a reasonable time after notice of the institution of such action or (iv) the indemnifying party shall authorize the indemnified party to employ separate counsel at the expense of the indemnifying party. An indemnifying party will not, without the prior written consent of the indemnified parties (which consent shall not be unreasonably withheld, conditioned or delayed), settle or compromise or consent to the entry of any judgment with respect to any pending or threatened claim, action, suit or proceeding in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified parties are actual or potential parties to such claim or action) unless such settlement, compromise or consent includes an unconditional release of each indemnified party from all liability arising out of such claim, action, suit or proceeding.

(d) In the event that the indemnity provided in paragraph (a) or (b) of this Section 8 is unavailable to or insufficient to hold harmless an indemnified party for any reason, the Company and the Underwriters severally agree to contribute to the aggregate losses, claims, damages and liabilities (including legal or other expenses reasonably incurred in connection with investigating or defending same) (collectively “Losses”) to which the Company and one or more of the Underwriters may be subject in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and by the Underwriters on the other from the offering of the Securities; provided, however, that in no case shall any Underwriter (except as may be provided in any agreement among underwriters relating to the offering of the Securities) be responsible for any amount in excess of the underwriting discount or commission applicable to the Securities purchased by such Underwriter hereunder. If the allocation provided by the immediately preceding sentence is unavailable for any reason, the Company and the Underwriters severally shall contribute in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the Company, on the one hand and of the Underwriters on the other in connection with the statements or omissions which resulted in such Losses as well as any other relevant equitable considerations. Benefits received by the Company shall be deemed to be equal to the total net proceeds from the offering (before deducting expenses) received by it, and benefits received by the Underwriters shall be deemed to be equal to the total underwriting discounts and commissions, in each case as set forth on the cover page of the Final Prospectus. Relative fault shall be determined by reference to, among other things, whether any untrue or any alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information provided by the Company on the one hand or the Underwriters on the other, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. The Company and the Underwriters agree that it would not be just and equitable if contribution were determined by pro rata allocation or any other method of allocation which does not take account of the equitable considerations referred to above. Notwithstanding the provisions of this paragraph (d), no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this Section 8, each person who controls an Underwriter within the meaning of either the Act or the Exchange Act and each director, officer, employee and agent of an Underwriter shall have the same rights to contribution as such Underwriter, and each person who controls the Company, within the meaning of either the Act or the Exchange Act, each officer of the Company who shall have signed the Registration Statement and each director of the Company shall have the same rights to contribution as the Company subject in each case to the applicable terms and conditions of this paragraph (d).

9. Default by an Underwriter. If any one or more Underwriters shall fail to purchase and pay for any of the Securities agreed to be purchased by such Underwriter or Underwriters hereunder and such failure to purchase shall constitute a default in the performance of its or their obligations under this Agreement, the remaining Underwriters shall be obligated severally to take up and pay for (in the respective proportions which the amount of Underwritten Securities set forth opposite their names in Schedule II hereto bears to the aggregate amount of Underwritten Securities set forth opposite the names of all the remaining Underwriters) the Underwritten Securities which the defaulting Underwriter or Underwriters agreed but failed to purchase; provided, however, that in the event that the aggregate amount of Underwritten Securities which the defaulting Underwriter or Underwriters agreed but failed to purchase shall exceed 10% of the aggregate amount of Underwritten Securities set forth in Schedule II hereto, the remaining Underwriters shall have the right to purchase all, but shall not be under any obligation to purchase any, of the Underwritten Securities, and if such nondefaulting Underwriters do not purchase all the Underwritten Securities, this Agreement will terminate without liability to any nondefaulting Underwriter or the Company. In the event of a default by any Underwriter as set forth in this Section 9, the Closing Date shall be postponed for such period, not exceeding five Business Days, as the Representatives shall determine in order that the required changes in the Registration Statement and the Final Prospectus or in any other documents or arrangements may be effected. Nothing contained in this Agreement shall relieve any defaulting Underwriter of its liability, if any, to the Company and any nondefaulting Underwriter for damages occasioned by its default hereunder.

10. Termination. This Agreement shall be subject to termination in the absolute discretion of the Representatives, by notice given to the Company prior to delivery of and payment for the Securities, if at any time prior to such time (i) trading in the Common Shares shall have been suspended by the Commission or the New York Stock Exchange, (ii) trading in securities generally on the New York Stock Exchange shall have been suspended or limited or minimum prices shall have been established on such Exchange, (iii) a banking moratorium shall have been declared either by Federal or New York State authorities or (iv) there shall have occurred any outbreak or escalation of hostilities, declaration by the United States of a national emergency or war, or other calamity or crisis the effect of which on financial markets is such as to make it, in the sole judgment of the Representatives, impractical or inadvisable to proceed with the offering or delivery of the Securities as contemplated by the Final Prospectus (exclusive of any supplement thereto).

11. Representations and Indemnities to Survive. The respective agreements, representations, warranties, indemnities and other statements of the Company or its officers and of the Underwriters set forth in or made pursuant to this Agreement will remain in full force and effect, regardless of any investigation made by or on behalf of any Underwriter or the Company or any of the officers, directors, employees, agents or controlling persons referred to in Section 8 hereof, and will survive delivery of and payment for the Securities. The provisions of Sections 7 and 8 hereof shall survive the termination or cancellation of this Agreement.

12. Notices. All communications hereunder will be in writing and effective only on receipt, and, if sent to the Representatives, will be mailed, delivered or telefaxed to the Citigroup Global Markets Inc. General Counsel (fax no.: (212) 816-7912) and confirmed to the General Counsel, Citigroup Global Markets Inc., at 388 Greenwich Street, New York, New York, 10013, Attention: General Counsel and to the Merrill Lynch, Pierce, Fenner & Smith Incorporated Global Origination Counsel (fax no.: (212) 449-3207/8), and confirmed to the Global Origination Counsel, Merrill Lynch, Pierce, Fenner & Smith Incorporated, at 4 World Financial Center, New York, New York 10080, Attention: Global Origination Counsel or, if sent to the Company, will be mailed, delivered or telefaxed to Gerry Wang (tel no.: (852) 2540 1686), Room 503, 5/F, Lucky Commercial Center, 103 Des Voeux Road West, Hong Kong, China and confirmed to George D. Burke (tel no.: (604) 687-6575), Bull, Housser & Tupper LLP, 3000 Royal Centre, 1055 W. Georgia Street, Vancouver, British Columbia, Canada V6E 3R3.

13. Successors. This Agreement will inure to the benefit of and be binding upon the parties hereto and their respective successors and the officers, directors, director nominees, employees, agents and controlling persons referred to in Section 8 hereof, and no other person will have any right or obligation hereunder.

14. Applicable Law. This Agreement will be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed within the State of New York.

15. Jurisdiction. The Company agrees that any suit, action or proceeding against the Company brought by any Underwriter, the directors, officers, employees and agents of any Underwriter, or by any person who controls any Underwriter, arising out of or based upon this Agreement or the transactions contemplated hereby may be instituted in any New York Court, and waives any objection which it may now or hereafter have to the laying of venue of any such proceeding, and irrevocably submits to the non-exclusive jurisdiction of such courts in any suit, action or proceeding. The Company has appointed Puglisi & Associates as its authorized agent (the “Authorized Agent”) upon whom process may be served in any suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated herein which may be instituted in any New York Court, by any Underwriter, the directors, officers, employees and agents of any Underwriter, or by any person who controls any Underwriter, and expressly accepts the non-exclusive jurisdiction of any such court in respect of any such suit, action or proceeding. The Company hereby represents and warrants that the Authorized Agent has accepted such appointment and has agreed to act as said agent for service of process, and the Company agrees to take any and all action, including the filing of any and all documents that may be necessary to continue such appointment in full force and effect as aforesaid. Service of process upon the Authorized Agent shall be deemed, in every respect, effective service of process upon the Company. Notwithstanding the foregoing, any action arising out of or based upon this Agreement may be instituted by any Underwriter, the directors, officers, employees and agents of any Underwriter, or by any person who controls any Underwriter, in any court of competent jurisdiction in the Republic of the Marshall Islands.

The provisions of this Section 15 shall survive any termination of this Agreement, in whole or in part.

16. Waiver of Immunity. To the extent that the Company has or hereafter may acquire any immunity (sovereign or otherwise) from any legal action, suit or proceeding, from jurisdiction of any court or from set-off or any legal process (whether service or notice, attachment in aid or otherwise) with respect to itself or any of its property, the Company hereby irrevocably waives and agrees not to plead or claim such immunity in respect of its obligations under this Agreement.

17. Arms-length Transactions. The Company acknowledges and agrees that (i) the purchase and sale of the Securities pursuant to this Agreement, including the determination of the public offering price of the Securities and any related discounts and commissions, is an arm’s-length commercial transaction between the Company, on the one hand, and the several Underwriters on the other, (ii) in connection with the offering contemplated hereby and the process leading to such transaction each Underwriter is and has been acting solely as a principal and is not the agent or fiduciary of the Company, or its stockholders, creditors, employees or any other party, (iii) no Underwriter has assumed or will assume an advisory or fiduciary responsibility in favor of the Company with respect to the offering contemplated hereby or the process leading thereto (irrespective of whether such Underwriter has advised or is currently advising the Company on other matters) and no Underwriter has any obligation to the Company with respect to the offering contemplated hereby except the obligations expressly set forth in this Agreement, (iv) the Underwriters and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Company, and (v) the Underwriters have not provided any legal, accounting, regulatory or tax advice with respect to the offering contemplated hereby and the Company has consulted its own legal, accounting, regulatory and tax advisors to the extent it deemed appropriate.

18. Counterparts. This Agreement may be signed in one or more counterparts, each of which shall constitute an original and all of which together shall constitute one and the same agreement.

19. Headings. The section headings used herein are for convenience only and shall not affect the construction hereof.

20. Definitions. The terms which follow, when used in this Agreement, shall have the meanings indicated.

“Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder.

“Basic Prospectus” shall mean the prospectus referred to in paragraph 1(a) above contained in the Registration Statement at the Effective Date.

“Business Day” shall mean any day other than a Saturday, a Sunday or a legal holiday or a day on which banking institutions or trust companies are authorized or obligated by law to close in New York City.

“Disclosure Package” shall mean (i) the Basic Prospectus, as amended and supplemented to the Execution Time, (ii) the Issuer Free Writing Prospectuses, if any, identified in Schedule III hereto, (iii) any other Free Writing Prospectus that the parties hereto shall hereafter expressly agree in writing to treat as part of the Disclosure Package, and (iv) the other information, if any, identified in Schedule V hereto.

“Commission” shall mean the Securities and Exchange Commission.

“Effective Date” shall mean each date and time that the Registration Statement, any post-effective amendment or amendments thereto and any Rule 462(b) Registration Statement became or become effective.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder.

“Execution Time” shall mean the date and time that this Agreement is executed and delivered by the parties hereto.

“Final Prospectus” shall mean the prospectus supplement relating to the Securities that was first filed pursuant to Rule 424(b) after the Execution Time, together with the Basic Prospectus.

“Free Writing Prospectus” shall mean a free writing prospectus, as defined in Rule 405.

“Issuer Free Writing Prospectus” shall mean an issuer free writing prospectus, as defined in Rule 433.

“Preliminary Final Prospectus” shall mean any preliminary prospectus supplement to the Basic Prospectus which describes the Securities and the offering thereof and is used prior to filing of the Final Prospectus, together with the Basic Prospectus.

“Registration Statement” shall mean the registration statement referred to in paragraph 1(a) above, including exhibits and financial statements and any prospectus supplement relating to the Securities that is filed with the Commission pursuant to Rule 424(b) and deemed part of such registration statement pursuant to Rule 430B, as amended at the Execution Time and, in the event any post-effective amendment thereto or any Rule 462(b) Registration Statement becomes effective prior to the Closing Date, shall also mean such registration statement as so amended or such Rule 462(b) Registration Statement, as the case may be.

“Rule 158”, “Rule 163”, “Rule 164”, “Rule 172”, “Rule 405”, “Rule 415”, “Rule 424”, “Rule 430B,” “Rule 433” and “Rule 462” refer to such rules under the Act.

“Rule 462(b) Registration Statement” shall mean a registration statement and any amendments thereto filed pursuant to Rule 462(b) relating to the offering covered by the registration statement referred to in Section 1(a) hereof.

“United States or Canadian Person” shall mean any person who is a national or resident of the United States or Canada, any corporation, partnership, or other entity created or organized in or under the laws of the United States or Canada or of any political subdivision thereof, or any estate or trust the income of which is subject to United States or Canadian Federal income taxation, regardless of its source (other than any non-United States or non-Canadian branch of any United States or Canadian Person), and shall include any United States or Canadian branch of a person other than a United States or Canadian Person. “U.S.” or “United States” shall mean the United States of America (including the states thereof and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction.

If the foregoing is in accordance with your understanding of our agreement, please sign and return to us the enclosed duplicate hereof, whereupon this letter and your acceptance shall represent a binding agreement between the Company and the several Underwriters.

Very truly yours,
Seaspan Corporation

By:	/S/ KEVIN KENNEDY
Name:	Kevin Kennedy
Title:	Chief Financial Officer

The foregoing Agreement is hereby

confirmed and accepted as of the

date specified in Schedule I hereto.

Citigroup Global Markets Inc.

Merrill Lynch, Pierce, Fenner & Smith Incorporated

By:	Citigroup Global Markets Inc.

By:	/s/ Pei-Tse Wu
Name:	Pei-Tse Wu
Title:	Managing Director

By:	Merrill Lynch, Pierce Fenner & Smith Incorporated

By:	/s/ Steven Park
Name:	Steven Park
Title:	Vice President

For themselves and the other

several Underwriters named in

Schedule II to the foregoing

Agreement.

SCHEDULE I

Underwriting Agreement dated November 2, 2006

Registration Statement No. 333-137051

Representative(s): Citigroup Global Markets, Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated

Title, Purchase Price and Description of Securities:

Title: Common Shares, $.01 par value

Number of Underwritten Securities to be sold by the Company: 10,000,000

Number of Option Securities to be sold by the Company: 1,500,000

Price per Share to Public (include accrued dividends, if any): 21.50

Price per Share to the Underwriters – total: $20.5325

Other provisions:

Closing Date, Time and Location: November 8, 2006 at 10:00 a.m. at the offices of Cravath, Swaine & Moore, LLP, Worldwide Plaza, 825 Eighth Avenue, New York, New York, 10019.

Type of Offering: Non-Delayed

Date referred to in Section 5(i) after which the Company may offer or sell securities issued by the Company without the consent of the Representative(s):

Modification of items to be covered by the letter from KPMG LLP delivered pursuant to Section 6(e) at the Execution Time:

SCHEDULE II

Underwriters	Number of Underwritten Securities to be Purchased

Citigroup Global Markets Inc.	3,800,000

Merrill Lynch, Pierce, Fenner & Smith Incorporated	3,800,000

Wachovia Capital Markets, LLC	700,000

Dahlman Rose & Company, LLC	1,200,000

DnB NOR Markets, Inc.	250,000

Fortis Securities LLC	250,000

Total	10,000,000

SCHEDULE III

Schedule of Free Writing Prospectuses included in the Disclosure Package

None.

SCHEDULE IV

Vessels

CSCL Hamburg

CSCL Chiwan

CSCL Ningbo

CSCL Dalian

CSCL Felixstowe

CSCL Oceania

CSCL Africa

CSCL Vancouver

CSCL Sydney

CSCL New York

CSCL Melbourne

CSCL Brisbane

New Delhi Express

Dubai Express

Jakarta Express

Saigon Express

Lahore Express

SCHEDULE V

Schedule of other information included in the Disclosure Package

1. Number of shares: 10,000,000

2. Price to public: $21.50

[Form of Lock-Up Agreement]	EXHIBIT A

[Letterhead of officer, director or major shareholder of

Seaspan Corporation or Seaspan Management Services Limited]

Public Offering of Common Shares

[                    ], 2006

Citigroup Global Markets Inc.

Merrill Lynch, Pierce, Fenner & Smith Incorporated

As Representatives of the several Underwriters,

c/o Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

Ladies and Gentlemen:

This letter is being delivered to you in connection with the proposed Underwriting Agreement (the “Underwriting Agreement”), between Seaspan Corporation, a corporation organized under the laws of the Republic of the Marshall Islands (the “Company”), Seaspan Management Services Limited and each of you as representatives of a group of Underwriters named therein, relating to an underwritten public offering of Common Shares, $.01 par value (the “Common Shares”), of the Company.

In order to induce you and the other Underwriters to enter into the Underwriting Agreement, the undersigned will not, without the prior written consent of Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, offer, sell, contract to sell, pledge or otherwise dispose of, (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the undersigned or any affiliate of the undersigned or any person in privity with the undersigned or any affiliate of the undersigned), directly or indirectly, including the filing (or participation in the filing) of a registration statement with the Securities and Exchange Commission in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder with respect to, any shares of capital stock of the Company or any securities convertible into, or exercisable or exchangeable for such capital stock, or publicly announce an intention to effect any such transaction, with respect to (i) the Common Shares, for the period commencing on the date hereof and ending on the date that is 90 days after the date of the Underwriting Agreement (the “Lock-up Period”), other than Common Shares disposed of by gift to the undersigned’s immediate family members, to trusts established for the benefit of the undersigned’s immediate family members or to charitable organizations (provided that any such person, trust or charitable organization agrees as a condition to receiving such gift to be bound by the terms of the foregoing terms of this sentence) and (ii) the subordinated shares (“Subordinated Shares”), for the Lock-up Period, other than Subordinated Shares pledged to a bona fide lender or transferred to affiliates (as defined under Rule 12b-2 of the Securities Exchange Act of 1934) as long as any subsequent transferee of the Subordinated Shares agrees to be bound by the terms of the foregoing terms of this sentence.

If for any reason the Underwriting Agreement shall be terminated prior to the Closing Date (as defined in the Underwriting Agreement), the agreement set forth above shall likewise be terminated.

Notwithstanding the foregoing, the restrictions herein shall not apply to transactions relating to Common Shares acquired in open market transactions after the completion of the public offering, provided that with respect to any proposed subsequent sales of Common Shares acquired in such open market transactions, it shall be a condition to such proposed subsequent sales that no filing by any party under the Securities Exchange Act of 1934 shall be required to shall be voluntarily made in connection with such sales.

Yours very truly,

[Signature of officer, director or major shareholder]

[Name and address of officer, director or major shareholder]

ANNEX A

Individuals Subject to Lock-up Agreements

Kyle Washington

Gerry Wang

Kevin M. Kennedy

David Korbin

Peter Lorange

Peter S. Shaerf

Milton K. Wong

Graham Porter

Sai W. Chu

Peter Curtis

Kyle R. Washington Trust II

The Kevin Lee Washington Trust II

Tiger Container Shipping Company Limited

0731455 B.C. Ltd.

Barry R. Pearl

Exhibit 5.1

REEDER & SIMPSON P.C.

P.O. Box 601	Telephone:011-692-625-3602
RRE Commercial Center	Facsimile: 011-692-625-3603
Majuro, MH 96960	Email: dreeder@ntamar.net
simpson@otenet.gr

November 6, 2006

Seaspan Corporation

Attn: Gerry Wang

Room 503, 5/F

Lucky Commercial Center

103 Des Voeux Road West

Hong Kong, SAR PRC

Ladies and Gentlemen:

We have acted as Marshall Islands counsel to Seaspan Corporation, a Marshall Islands corporation (the “Corporation”), in connection with the preparation of a Registration Statement on Form F-3 (No. 333-137051) (such Registration Statement, as amended at the effective date thereof, being referred to herein as the “Registration Statement”), filed by the Corporation with the Securities and Exchange Commission (the “Commission”) pursuant to the Securities Act of 1933, as amended (the “Act”), and the rules and regulations thereunder, with respect to the offering and sale of common shares (the “Common Shares”) pursuant to the Underwriting Agreement dated November 2, 2006 by and among the Corporation and the underwriters named on Schedule II thereto (the “Underwriting Agreement”).

In connection with this opinion, we have examined originals or electronic copies, certified or otherwise identified to our satisfaction the following documents (together the “Documents”): (i) the Registration Statement; (ii) the Base Prospectus made part of the Registration Statement (the “Base Prospectus”); (iii) the final prospectus supplement dated November 2, 2006 (the “Prospectus Supplement”); (iv) the Corporation’s Amended and Restated Articles of Incorporation; (v) the Corporation’s Bylaws; (vi) resolutions of the meetings of the Board of Directors of the Corporation, approving the offering of the Securities and all action relating thereto; and (vii) the Underwriting Agreement. We have also examined such corporate documents and records of the Corporation and other instruments, certificates and documents as we have deemed necessary or appropriate as a basis for the opinions hereinafter expressed. In such examinations, we have assumed the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as electronic copies or drafts of documents to be executed, the genuineness of all signatures, and the legal competence or capacity of persons or entities to execute and deliver such documents. As to various questions of fact which are material to the opinions hereinafter expressed, we have relied upon statements or certificates of public officials, directors of the Corporation and others, and have made no independent investigation, but have assumed that any representation, warranty or statement of fact or law, other than as to the laws of the Republic of the Marshall Islands, made in any of the Documents is true, accurate and complete.

Based upon and subject to the foregoing, and having regard to such other legal considerations that we deem relevant, we are of the opinion that under the law of the Republic of the Marshall Islands the Securities have been duly authorized and when issued, sold, and paid for, as contemplated in accordance with the Underwriting Agreement, will be validly issued, fully paid and non-assessable.

We qualify our opinion to the extent that we express no opinion as to any law other than the laws of the Republic of the Marshall Islands, including the statutes and Constitution of the Republic of the Marshall Islands, as in effect on the date hereof and the reported judicial decisions interpreting such statutes and constitution. None of the opinions expressed herein relates to compliance with or matters governed by the laws of any jurisdiction except the Republic of the Marshall Islands.

We hereby consent to the filing of this opinion as an exhibit to a report on Form 6-K of the Company, and to each reference to us under the headings “Legal Matters” in the Registration Statement, the Base Prospectus and the Prospectus Supplement, without admitting we are an “expert” within the meaning of the Securities Act of 1933, as amended, or the rules and regulations of the Commission thereunder with respect to any part of the Registration Statement.

Very truly yours,

Reeder & Simpson, P.C.

Exhibit 8.1

November 6, 2006

Seaspan Corporation

Attention: Gerry Wang

Room 503, 5F Lucky Commercial Center

103 Des Voeut Road West

Hong Kong

China

Ladies and Gentlemen:

We have acted as counsel for Seaspan Corporation (the “Company”), a corporation formed under the laws of the Republic of the Marshall Islands, with respect to certain legal matters in connection with the offer and sale of common shares of the Company (the “Common Shares”) pursuant to a registration statement on Form F-3 (No. 333-137051) (the “Registration Statement”) as supplemented by the final prospectus supplement dated November 2, 2006 (the “Prospectus Supplement”). In connection therewith, we have reviewed the discussion set forth under the caption “United States Tax Considerations” in the Registration Statement and “Tax Considerations” in the Prospectus Supplement (collectively, the “Discussion”).

All statements of legal conclusions contained in the Discussion, unless otherwise noted, are our opinion with respect to the matters set forth therein as of the date set forth above. In addition, we are of the opinion that the Discussion with respect to those matters as to which no legal conclusions are provided is an accurate discussion of such federal income tax matters (except for the representations and statements of fact of the Company included in such Discussion, as to which we express no opinion).

We hereby consent to the filing of this opinion as an exhibit to a Report on Form 6-K of the Company and to the use of our name in the Registration Statement and the Prospectus Supplement. This consent does not constitute an admission that we are “experts” within the meaning of such term as used in the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission issued thereunder.

Very truly yours,

/s/ VINSON & ELKINS L.L.P.

Vinson & Elkins L.L.P.

Vinson & Elkins LLP Attorneys at Law Austin Beijing Dallas Dubai Houston London Moscow New York Shanghai Tokyo Washington	1001 Fannin, Suite 2300 Houston, Texas 77002-6760 Tel 713.758.2222 Fax 713.758.2346 www.velaw.com

Exhibit 8.2

REEDER & SIMPSON P.C.

P.O. Box 601	Telephone:011-692-625-3602
RRE Commercial Center	Facsimile: 011-692-625-3603
Majuro, MH 96960	Email: dreeder@ntamar.net
simpson@otenet.gr

November 6, 2006

Seaspan Corporation

Attention: Gerry Wang

Room 503, 5/F

Lucky Commercial Center

103 Des Voeux Road West

Hong Kong, SAR PRC

Ladies and Gentlemen:

We have acted as Marshall Islands counsel to Seaspan Corporation, a Marshall Islands corporation (the “Corporation”), in connection with the preparation of a Registration Statement on Form F-3 (No. 333-137051) (such Registration Statement, as amended at the effective date thereof, being referred to herein as the “Registration Statement”), filed by the Corporation with the Securities and Exchange Commission (the “Commission”) pursuant to the Securities Act of 1933, as amended (the “Act”), and the rules and regulations thereunder, with respect to the offering and sale of common shares (the “Common Shares”), as supplemented by the final prospectus supplement dated November 2, 2006 (the “Prospectus Supplement”) filed pursuant to Rule 424(b) under the Act.

In connection therewith, we reviewed the discussion (the “Discussion”) set forth under the caption “Non-United States Tax Consequences - Marshall Islands Tax Consequences” in the Registration Statement.

All statements of legal conclusions contained in the Discussion, unless otherwise noted, are our opinion with respect to the matters set forth therein as of the effective date of the Registration Statement. In addition, we are of the opinion that the Discussion, with respect to those matters as to which no legal conclusions are provided, is an accurate discussion of such Republic of the Marshall Islands tax matters (except for the representations and statements of fact of the Company, included in the Discussion, as to which we express no opinion).

We hereby consent to the filing of this opinion as an exhibit to a report on Form 6-K of the Company and to the use of our name in the Registration Statement and the Prospectus Supplement. This consent does not constitute an admission that we are an “expert” within the meaning of such term as used in the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission issued thereunder.

Very truly yours,

Reeder & Simpson, P.C.

Exhibit 8.3

November 6, 2006

Seaspan Corporation

Attention: Gerry Wang

Room 503, 5/F

Lucky Commercial Center

103 Des Voeux Road West

Hong Kong

China

Ladies and Gentlemen:

We have acted as Canadian tax counsel to Seaspan Corporation (the “Company”), a corporation formed under the laws of the Republic of the Marshall Islands, in connection with the preparation of a Registration Statement on Form F-3 (No. 333-137051) (such Registration Statement, as amended at the effective date thereof, being referred to herein as the “Registration Statement”), filed by the Company with the United States Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (the “Act”), and the rules and regulations thereunder, with respect to the offer and sale by the Company of common shares of the Company (“Common Shares”), as supplemented by the final prospectus supplement dated November 2, 2006 (the “Prospectus Supplement”) filed pursuant to Rule 424(b) under the Act.

In connection therewith, we prepared the discussion (the “Discussion”) set forth under the caption “Non-United States Tax Consequences – Canadian Federal Income Tax Consequences” in the Registration Statement.

All statements of legal conclusions contained in the Discussion, unless otherwise noted, are our opinion with respect to the matters set forth therein as of the effective date of the Registration Statement. In addition, we are of the opinion that the Discussion, with respect to those matters as to which no legal conclusions are provided, is an accurate discussion of such Canadian federal income tax matters (except for the representations and statements of fact of the Company, included in the Discussion, as to which we express no opinion).

We hereby consent to the filing of this opinion as an exhibit to a report on Form 6-K of the Company and to the use of our name in the Registration Statement and the Prospectus Supplement. This consent does not constitute an admission that we are “experts” within the meaning of such term as used in the Act, or the rules and regulations of the Securities and Exchange Commission issued thereunder.

Yours truly,

/s/ Bull, Housser & Tupper LLP